Exhibit 99.1

CURALEAF HOLDINGS, INC.

Unaudited Condensed Interim Consolidated Financial Statements

As of and for the Three and Nine Months Ended

September 30, 2022 and 2021

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Page(s)

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Profits and Losses and Other Comprehensive Loss (Unaudited)	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	4

Notes to Condensed Interim Consolidated Financial Statements	5-36

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Financial Position

(in thousands)

		As of
	Note	September 30, 2022	December 31, 2021
		Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents		$197,681	$299,329
Accounts receivable, net	3	62,472	64,570
Inventories, net	5	438,014	391,195
Biological assets	6, 20	80,965	78,600
Assets held for sale	7	111,000	80,583
Prepaid expenses and other current assets		31,595	35,667
Current portion of notes receivable	8	—	2,315
Total current assets		921,727	952,259
Deferred tax asset		3,467	2,593
Notes receivable	8	—	842
Property, plant and equipment, net	9	418,190	379,720
Right-of-use assets, net	18	356,652	285,111
Intangible assets, net	10	1,151,375	1,010,008
Goodwill	10	673,637	605,496
Investments		3,372	4,401
Other assets		18,948	22,048
Total assets		$3,547,368	$3,262,478

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		$78,739	$26,751
Accrued expenses		95,341	87,583
Income tax payable		167,269	140,019
Current portion of lease liability	18	24,153	19,279
Current portion of notes payable	11	1,940	1,966
Current contingent consideration liability	4, 20	23,482	9,155
Liabilities held for sale	7	15,826	18,472
Other current liabilities		30,168	12,171
Total current liabilities		436,918	315,396
Deferred tax liability		332,305	299,333
Notes payable	11	597,182	434,123
Lease liability	18	400,397	298,281
Non-controlling interest redemption liability	20	58,239	72,140
Contingent consideration liability	4, 20	3,799	28,839
Other long-term liability		9,891	5,876
Total liabilities		1,838,731	1,453,988

Shareholders’ equity:
Share capital		2,239,427	2,225,940
Treasury shares		(5,208)	(5,208)
Reserves		(161,301)	(162,085)
Accumulated other comprehensive income		(32,955)	(9,996)
Accumulated deficit		(391,106)	(291,395)
Redeemable non-controlling interest contingency		(58,239)	(72,140)
Total Curaleaf Holdings, Inc. shareholders' equity		1,590,618	1,685,116
Non-controlling interest		118,019	123,374
Total shareholders’ equity		1,708,637	1,808,490
Total liabilities and shareholders’ equity		$3,547,368	$3,262,478

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Profits and Losses and Other Comprehensive Loss (Unaudited)

(in thousands, except for share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
			(As Restated)		(As Restated)
Revenues:
Retail and wholesale revenues		$338,555	$316,584	$986,699	$887,961
Management fee income		1,173	541	3,656	1,689
Total revenues		339,728	317,125	990,355	889,650
Cost of goods sold		174,923	172,216	494,796	461,036
Gross profit before impact of biological assets		164,805	144,909	495,559	428,614
Realized fair value amounts included in inventory sold		(120,731)	(112,691)	(349,322)	(263,408)
Unrealized fair value gain on growth of biological assets	6	108,925	150,516	353,802	342,837
Gross profit		152,999	182,734	500,039	508,043
Operating expenses:
Selling, general and administrative	14	103,931	101,800	311,207	269,849
Share-based compensation	13	6,352	13,180	17,484	36,457
Depreciation and amortization	9, 10, 18	31,294	25,373	92,830	68,979
Total operating expenses		141,577	140,353	421,521	375,285
Income from operations		11,422	42,381	78,518	132,758
Other income (expense):
Interest income		32	129	101	495
Interest expense	11	(15,449)	(15,659)	(44,454)	(40,079)
Interest expense related to lease liabilities	18	(11,139)	(9,524)	(31,092)	(27,423)
Other income (expense), net	15	2,216	(13,901)	22,241	(11,182)
Total other expense, net		(24,340)	(38,955)	(53,204)	(78,189)
(Loss) income before provision for income taxes		(12,918)	3,426	25,314	54,569
Income tax expense		(41,777)	(60,313)	(129,985)	(133,645)
Net loss		(54,695)	(56,887)	(104,671)	(79,076)
Less: Net loss attributable to non-controlling interest	21	(3,220)	(2,363)	(4,875)	(4,887)
Net loss attributable to Curaleaf Holdings, Inc.		$(51,475)	$(54,524)	$(99,796)	$(74,189)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	16	$(0.07)	$(0.08)	$(0.14)	$(0.11)
Weighted average common shares outstanding – basic and diluted	16	709,638,533	703,545,262	709,802,875	695,830,455

Net loss		$(54,695)	$(56,887)	$(104,671)	$(79,076)
Foreign currency translation differences		(17,245)	(6,059)	(37,616)	(3,879)
Total comprehensive loss		$(71,940)	$(62,946)	$(142,287)	$(82,955)
Less: Comprehensive income (loss) attributable to non-controlling interest		(8,651)	(6,109)	(16,724)	(6,109)
Comprehensive loss attributable to Curaleaf Holdings, Inc.		$(63,289)	$(56,837)	$(125,563)	$(76,846)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands, except for share amounts)

	Share Capital									Redeemable Non -
	(Note 12)			Treasury	Share-Based	Other		Accumulated Other		Controlling Interest	Total Curaleaf Holdings, Inc.	Non- Controlling	Total
	# of Shares			Shares	Reserves	Reserves	Total	Comprehensive	Accumulated	Contingency	Shareholders'	Interest	Shareholders’
	SVS	MVS	Amount	(Note 12)	(Note 13)	(Note 4)	Reserves	Income	Deficit	(Note 4)	Equity	(Note 4)	Equity
Balances as of December 31, 2020 (Audited)	569,831,140	93,970,705	$1,754,412	$(5,208)	$34,530	$(212,274)	$(177,744)	$—	$(190,071)	$(2,694)	$1,378,695	$2,093	$1,380,788
Issuance of shares in connection with public offering	18,975,000	—	240,569	—	—	(1,262)	(1,262)	—	—	—	239,307	—	239,307
Issuance of shares in connection with acquisitions	16,415,415	—	185,980	—	—	—	—	—	—	—	185,980	—	185,980
Acquisition escrow shares returned and retired	(689,563)	—	(4,687)	—	—	(3,043)	(3,043)	—	—	—	(7,730)	—	(7,730)
Initial NCI - Curaleaf International	—	—	—	—	—	—	—	—	—	(112,686)	(112,686)	130,798	18,112
Minority interest buyouts	722,577	—	8,238	—	—	(9,662)	(9,662)	—	—	2,694	1,270	(2,093)	(823)
Exercise of stock options and release of RSUs	5,593,028	—	15,581	—	(11,520)	—	(11,520)	—	408	—	4,469	—	4,469
Share-based compensation	—	—	—	—	36,457	—	36,457	—	—	—	36,457	—	36,457
Net loss	—	—	—	—	—	—	—	—	(74,189)	—	(74,189)	(4,887)	(79,076)
Foreign currency exchange differences	—	—	—	—	—	—	—	(3,879)	—	—	(3,879)	—	(3,879)
Total Comprehensive Loss	—	—	—	—	—	—	—	(3,879)	(74,189)	—	(78,068)	(4,887)	(82,955)
Balances as of September 30, 2021 (Unaudited, As Restated)	610,847,597	93,970,705	$2,200,093	$(5,208)	$59,467	$(226,241)	$(166,774)	$(3,879)	$(263,852)	$(112,686)	$1,647,694	$125,911	$1,773,605
Balances as of December 31, 2021 (Audited)	614,369,729	93,970,705	$2,225,940	$(5,208)	$64,950	$(227,035)	$(162,085)	$(9,996)	$(291,395)	$(72,140)	$1,685,116	$123,374	$1,808,490
Issuance of shares in connection with acquisitions	1,219,463	—	6,169	—	—	(1,872)	(1,872)	—	—	—	4,297	—	4,297
Initial NCI - Four20	—	—	—	—	—	—	—	—	—	—	—	14,556	14,556
Acquisition escrow shares returned and retired	(980,098)	—	(7,008)	—	—	(3,362)	(3,362)	—	—	—	(10,370)	—	(10,370)
Exercise and forfeiture of stock options and release of RSUs	1,982,817	—	12,867	—	(13,742)	—	(13,742)	—	—	—	(875)	—	(875)
Share-based compensation	152,508	—	1,459	—	16,025	—	16,025	—	—	—	17,484	—	17,484
Reclassifications (Note 2)	—	—	—	—	—	3,735	3,735	2,808	85	—	6,628	(3,187)	3,441
NCI redemption liability	—	—	—	—	—	—	—	—	—	13,901	13,901	—	13,901

Net loss	—	—	—	—	—	—	—	—	(99,796)	—	(99,796)	(4,875)	(104,671)
Foreign currency exchange differences	—	—	—	—	—	—	—	(25,767)	—	—	(25,767)	(11,849)	(37,616)
Total Comprehensive Loss	—	—	—	—	—	—	—	(25,767)	(99,796)	—	(125,563)	(16,724)	(142,287)
Balances as of September 30, 2022 (Unaudited)	616,744,419	93,970,705	$2,239,427	$(5,208)	$67,233	$(228,534)	$(161,301)	$(32,955)	$(391,106)	$(58,239)	$1,590,618	$118,019	$1,708,637

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

		Nine months ended September 30,
	Note	2022	2021
			(As Restated)
Cash flows from operating activities:
Net loss		$(104,671)	$(79,076)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization		127,467	95,157
Share-based compensation		17,484	36,457
Non-cash interest expense		39,748	32,872
Unrealized gain on changes in fair value of biological assets	6	(353,802)	(342,837)
Realized fair value amounts included in inventory sold		349,322	263,408
Impairment loss		—	6,685
(Gain) loss on retirement of asset		(2,479)	583
Gain on investment		(15,000)	—
Deferred taxes		(18,606)	(1,824)
Changes in operating assets and liabilities:
Accounts receivable		(115)	(2,283)
Biological assets		1,115	50,309
Inventories		(41,427)	(141,433)
Prepaid expenses and other current assets		(5,105)	(15,022)
Other assets		2,363	4,408
Accounts payable		48,626	(1,895)
Income taxes payable		28,112	51,769
Accrued expenses		(1,561)	15,277
Net cash provided by (used in) operating activities		71,471	(27,445)
Cash flows from investing activities:
Purchases of property, plant and equipment, net		(99,196)	(117,361)
Proceeds from sale of entity		10,577	29,828
Acquisition related cash payments, net of cash acquired		(85,733)	5,079
Amounts advanced for notes receivable, net of payments received		2,315	1,587
Net cash used in investing activities		(172,037)	(80,867)
Cash flows from financing activities:
Cash received from financing agreement		—	57,196
Proceeds from sale leaseback		45,537	23,153
Debt issuance costs		—	(681)
Minority interest buyouts		—	(1,190)
Lease liability payments	18	(41,202)	(40,197)
Proceeds from minority interest investment in Curaleaf International		—	84,795
Principal payments on notes payable		(198)	(6,085)
Acquisition escrow shares returned and retired		—	(7,730)
Exercise of stock options		(875)	4,061
Issuance of common shares, net of issuance costs		—	240,572
Net cash provided by financing activities		3,262	353,894
Net change in cash		(97,304)	245,582
Cash at beginning of period		299,329	73,542
Effect of exchange rate on cash		(4,344)	(1,935)
Cash at end of period		$197,681	$317,189

Supplemental disclosure of cash flow information:
Cash paid for interest		$22,909	$33,439
Cash paid for income tax		120,741	83,610

Supplemental disclosure of non-cash investing and financing activities:
Issuance of shares in connection with minority buyouts		$—	$3,579
Issuance of shares in connection with acquisitions		6,169	185,979
Cash paid by minority interest holder for EMMAC		—	126,844
Contingent consideration incurred in connection with acquisitions		3,941	35,858
Issuance of notes incurred in connection with acquisition		145,433	—
Equity issuance		—	1,262

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(in thousands, except for gram, share and per share amounts)

Note 1 – Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf”, or the “Group”), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.

The head office of the Company is located at 301 Edgewater Place #110, Wakefield, MA 01880. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

For the purposes of these unaudited condensed interim consolidated financial statements (the “Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless otherwise indicated, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.

Note 2 – Basis of presentation

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020 (the “Annual Financial Statements”), which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the system for Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”). The Interim Financial Statements should be read in conjunction with the Annual Financial Statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In management’s opinion, the accompanying unaudited condensed interim consolidated financial statements contain all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s interim financial statements. The results for such periods are not necessarily indicative of the results to be expected for the full year.

These Interim Financial Statements were approved and authorized for issue by the Board of Directors of the Company on November 8, 2022.

Functional currency

The Company’s and its United States (“U.S.”) subsidiaries’ functional currency, as determined by management, is the U.S. dollar (“USD”). The Interim Financial Statements are presented in thousands USD unless otherwise stated. The Company's international subsidiaries' functional currencies, as determined by management, are the Sterling Pound (“GBP”), the Euro, and the Swiss Franc (“CHF”). The financial statements of the Company's international subsidiaries are converted from GBP, Euro, and CHF to USD using the period's average rate for profit and loss amounts and the period end rate for balance sheet items. Conversion adjustments are recognized within accumulated other comprehensive income, which is a component of equity.

Changes in presentation

Where necessary, corresponding figures have been adjusted to conform to the presentation of the current year amounts.

5

The International Accounting Standard 1 - Presentation of Financial Statements, requires an entity to present a statement of financial position at the beginning of the earliest comparative period (“opening statement of financial position”) when such entity applies an accounting policy retrospectively or makes a retrospective restatement or when it reclassifies items in its financial statements. The requirement to present the additional opening statement of financial position, when the Company has made a restatement or reclassification, extends to the information in the related notes.

During the current reporting period, the Company has recorded measurement period adjustments to business acquisitions during the one-year remeasurement period; see Note 4 – Acquisitions and Note 10 – Goodwill and intangible assets. In order to align with the current year presentation, the Company adjusted the presentation of the non-controlling interest’s share of foreign currency translation differences within the Condensed Interim Consolidated Statements of Changes in Equity (see “Reclassifications” within the Condensed Interim Consolidated Statements of Changes in Equity), of inventories to reflect the categorization of packaging and hardware as raw materials instead of consumables finished goods (see Note 5 – Inventories); of SG&A operating expenses between office supplies and services and other (see Note 14 – Selling, general and administrative expense); of consulting fees and travel and reimbursement in the related party transactions (see Note 19 – Related party transactions); and of Key Management Compensation (see Note 19 – Related party transactions).

The Company considered materiality and concluded that it is sufficient to present such information only in those notes that have been impacted by a reclassification, as the Interim Financial Statements and other notes of the Interim Financial Statements have not been impacted by the reclassifications. The omission of the notes to the additional opening statement of financial position is therefore, in the Company’s view, not material.

The Company has reflected adjustments to the comparative period interim financial information to correct errors related to purchase accounting for the Select acquisition and disclosures of the number of share options and restricted stock units (“RSUs”) forfeited, expired and outstanding as of September 30, 2021. See further details regarding such restatements at Note 22 – Restatement.

Due to rounding, certain numbers presented herein may not precisely agree or total to the previously reported amounts.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial or operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the Interim Financial Statements from the date control commences until the date control ceases.

Non-controlling interests (“NCI”) are measured initially at their fair value at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in the statement of profits and losses. Any interest retained in the former subsidiary is measured at fair value when control is lost.

6

The Interim Financial Statements include the accounts of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned, and other entities consolidated on a basis other than of ownership:

	Operations	September 30, 2022	December 31, 2021
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
Curaleaf International Holdings, Limited	Guernsey, UK	68.5%	68.5%
CLF MD Processing, LLC	MD	-	-
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	-	-
Broad Horizon Holdings, LLC	MA	-	-

All intercompany balances and transactions are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s Interim Financial Statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the Interim Financial Statements are described below and are the same as those that applied to the Annual Financial Statements.

7

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of biological assets, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities, and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process, and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of profits and losses at the date of acquisition. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities or in the event of an asset acquisition. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the consolidated statements of profits and losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statements of profits and losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Business Combinations (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on jurisdiction and the Select brand.

8

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess of impairment amount is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statements of profits and losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (“IFRS 5”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To be classified as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded.

NCI and NCI Redemption Liability

NCI represents equity interests in the Company’s subsidiaries that are owned by parties that are not shareholders of Curaleaf Holdings, Inc. The share of net assets attributable to NCI is presented as a component of equity. The NCI’s share of net income or loss is recognized directly in equity. Changes in the Company’s ownership interest that do not result in a loss of control are accounted for as equity transactions. Certain NCIs are subject to put/call rights which are recorded as a financial liability at the present value of the redemption amount, with subsequent changes in fair value recognized in equity within the redeemable NCI line item.

COVID-19 estimation uncertainty

The Company is continuing to closely monitor the impact of the COVID-19 pandemic on all aspects of its business. The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. While the impact of COVID-19 has diminished somewhat as a result of the increased use along with the efficacy of vaccines and ‘booster’ vaccines aimed at new COVID-19 variants, the emergence of new variants could impact estimates in the Interim Financial Statements and the effect of any such changes could be material and could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. Future developments relating to COVID-19, including the emergence of new variants and/or potential declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

New, amended and future IFRS pronouncements

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

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The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“Amendments to IAS 12”). The Amendments to IAS 12 clarify how companies account for deferred tax on transactions such as leases and de-commissioning obligations. The main change in this amendment is that the initial recognition exemption in IAS 12.15(b) and IAS 12.24 is clarified to not be applicable to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The Amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Note 3 – Accounts receivable

Accounts receivable consist of the following:

	As of
	September 30, 2022	December 31, 2021
Trade accounts receivable	$63,930	$64,208
Other receivables	5,771	5,790
Total trade and other receivables	69,701	69,998
Less: provision for expected credit losses	(7,229)	(5,428)
Accounts receivable, net	$62,472	$64,570

Note 4 – Acquisitions

A summary of acquisitions completed during the nine months ended September 30, 2022 and the year ended December 31, 2021 is provided below:

	As of the nine months ended September 30, 2022
Purchase price allocation	Bloom Dispensaries (1)	Sapphire Medical Clinics Limited (2)	NRPC Management, LLC (2)	Broad Horizon Holdings, LLC (1)	Pueblo West Organics (2)	Four 20 Pharma (1)
Assets acquired:
Cash	$18,821	$45	$—	$5,498	$58	$7
Accounts receivable, net	804	139	2	176	9	1,083
Prepaid expenses and other current assets	381	36	—	176	56	311
Inventory	4,669	—	185	2,605	379	1,004
Property, plant and equipment, net	5,225	—	—	2,105	358	768
Right-of-use assets	14,265	—	—	1,420	1,611	437
Other assets	122	40	—	114	—	55
Intangible assets:
Licenses	174,770	17,181	14,858	—	5,803	24,790
Trade name	2,230	—	—	—	—	4,133
Non-compete agreements	1,260	—	—	—	—	—
Goodwill	60,680	—	—	—	—	12,945
Deferred tax liabilities	(42,713)	(3,264)	—	—	(348)	(9,484)
Liabilities assumed	(26,290)	(5,417)	(2,283)	(9,712)	(1,892)	(3,753)
Consideration transferred (3)	$214,224	$8,760	$12,762	$2,382	$6,034	$32,296

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	Year ended December 31, 2021
Purchase price allocation	EMMAC (1)	Grassroots Maryland (1)	Ohio Grown Therapies(2)	Los Sueños Farms, LLC (1)
Assets acquired:
Cash	$1,490	$11,976	$—	$1,121
Accounts receivable, net	3,393	2,424	—	1,003
Prepaid expenses and other current assets	535	66	—	38
Inventory	6,629	4,550	—	804
Biological assets	472	1,164	—	11,232
Property, plant and equipment, net	7,549	19,448	—	8,975
Right-of-use assets	4,360	726	—	2,043
Other assets	9,848	689	—	20
Intangible assets:
Licenses	228,442	112,460	20,000	1,200
Trade name	11,156	—	—	—
Non-compete agreements	3,294	—	—	140
Know-how	119	—	—	3,020
Customer List	—	—	—	500
Goodwill	64,252	20,346	—	32,324
Deferred tax liabilities	(49,853)	(33,235)	—	(2,870)
Liabilities assumed	(24,134)	(8,382)	—	(3,391)
Consideration transferred	$267,552	$132,232	$20,000	$56,159

(1) Acquisition accounted for as a business combination under IFRS 3.

(2) Acquisition accounted for as an asset acquisition with the application of the IFRS 3 Amendment.

(3) As no consideration was transferred related to the Broad Horizon Holdings, LLC (“BHH”) business combination, the amount listed as consideration transferred represents the gain on change in control recognized.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses, providing the opportunity to expand our products into new markets, as well as other intangibles that do not qualify for separate recognition. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

2022 acquisitions

Bloom Dispensaries

On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The Bloom acquisition includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona, as well as two adjacent cultivation and processing facilities totaling approximately 63,500 square feet of space located in north Phoenix. This acquisition strengthens the Company’s production and retail sales capabilities in the Arizona market.

Total consideration for Bloom consisted of $68.8 million in cash after working capital adjustments, and three promissory notes with face values of $50 million, $50 million, and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS on the third anniversary of closing. The notes are recourse only to the membership interests of Bloom and will not be guaranteed by any Curaleaf entity. The total fair value of the promissory notes at the date of acquisition was $145.4 million, resulting in total consideration paid for the Bloom dispensaries of $214.2 million. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting. During the period ended September 30, 2022, the Company recorded measurement period adjustments to the purchase price allocation reported as of March 31, 2022. The measurement period adjustment were working capital adjustments which reduced total consideration paid and goodwill in the amount of $2.2 million. The Company has incurred and expensed to date transaction costs of approximately $0.4 million related to the acquisition of Bloom.

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The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Bloom acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Bloom acquisition, total unaudited pro forma revenue and net loss for the nine months ended September 30, 2022 was $34.3 million and $23.6 million, respectively.

Revenue and net loss from Bloom included in the consolidated statements of profits and losses for the nine months ended September 30, 2022 was $30.7 million and $24.2 million, respectively.

Sapphire Medial Clinics Limited

On January 31, 2022, Curaleaf International Limited, a wholly owned subsidiary of Curaleaf International Holdings, Limited, (Curaleaf International”), completed the acquisition of 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a CQC registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the United Kingdom (“U.K.”). The transaction represents a compelling opportunity to enhance the Company’s vertical integration of the business within the U.K.

Under the terms of the agreement, the Company paid cash consideration of $6.7 million. A contingent consideration liability related to an incremental earnout that may be paid in 2023 based on the Sapphire Medical business exceeding certain revenue, script, and active patient count milestones during 2022 had a fair value of $2.1 million at the date of acquisition, resulting in total consideration of $8.8 million. The Company incurred and capitalized transaction costs of approximately $0.1 million related to the acquisition of Sapphire Medical.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Sapphire Medical acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Sapphire Medical acquisition, total unaudited pro forma revenue and net loss for the nine months ended September 30, 2022 was $1.1 million and $4.5 million, respectively.

Revenue and net loss from Sapphire Medical included in the consolidated statements of profits and losses for the nine months ended September 30, 2022 was $1.0 million and $2.5 million, respectively.

NRPC Management, LLC

On May 12, 2022, the Company completed the acquisition of NRPC Management, LLC (“NRPC Management”). Natural Remedy Patient Center, LLC (“NRPC”) a Safford, Arizona dispensary, operates pursuant to a Management Services Agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in the State of Arizona. The acquisition of NRPC Management aligns with the Company’s strategy to continue expanding domestic operations. The Company has subsequently relocated the NRPC license to a new Scottsdale, Arizona dispensary.

The aggregate consideration paid by the Company to acquire NRPC Management was $12.8 million; comprised of approximately $9.9 million of cash, the issuance of 164,098 SVS which had a fair value, based on a third-party valuation taking into account transfer restrictions and the time value of money, of approximately $0.9 million at the time of the acquisition, and $2.0 million of contingent consideration that may become payable following successful settlement of pending litigation. The Company incurred immaterial transaction costs related to the acquisition of NRPC Management.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the NRPC Management acquisition, total unaudited pro forma revenue and net income for the nine months ended September 30, 2022 was $3.0 million and $1.0 million, respectively.

Revenue and net income from NRPC Management included in the consolidated statements of profits and losses for the nine months ended September 30, 2022 was $1.2 million and $0.2 million, respectively.

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Broad Horizon Holdings, LLC

During the third quarter of 2022, the Company entered into an agreement with BHH as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with IFRS 10 – Consolidated Financial Statements, the Company determined that this transaction caused a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of and began consolidating BHH as of July 1, 2022. The transaction resulted in a gain on change in control of $2.4 million recognized within “Other income (expense)” in the Condensed Interim Consolidated Statements of Profits and Losses at the date of acquisition.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the BHH transaction, total unaudited pro forma revenue and net income for the nine months ended September 30, 2022 was $18.6 million and $3.2 million, respectively.

Revenue and net income from BHH included in the consolidated statements of profits and losses for the nine months ended September 30, 2022 was $5.7 million and $2.8 million, respectively.

Pueblo West Organics

On September 1, 2022, the Company completed the acquisition of Pueblo West Organics, LLC (“PWO”), a licensed cannabis processor in Pueblo, CO. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition, see Note 7 for further details. The acquisition of PWO provides Curaleaf with additional capacity to achieve further vertical integration in Colorado.

The aggregate consideration paid by the Company to acquire PWO was comprised of approximately $6 million of cash after working capital adjustments. The Company incurred and capitalized $0.1 million transaction costs related to the acquisition of PWO.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the PWO acquisition, total unaudited pro forma for both revenue and net loss for the nine months ended September 30, 2022 was $1.4 million, respectively.

Revenue and net loss from PWO included in the consolidated statements of profits and losses for the nine months ended September 30, 2022 was $0.1 million and $0.2 million, respectively.

Four20 Pharma GmbH

On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date. As of the date of acquisition, the Company determined that it does control the operations of Four20 in accordance with IFRS 10, and accordingly began consolidating their results of operations.

The aggregate consideration paid by the Company to acquire Four20 was comprised of (i) approximately $9.9 million of cash, (ii) 723,465 SVS to be held in escrow in accordance with the share purchase agreement with a fair value, based on a third-party valuation taking into account transfer restrictions and the time value of money, of approximately $3.5 million at the time of the acquisition, (iii) $4.4 million in contingent consideration related to true-up shares to be issued dependent upon the trading price of the SVS at the first and second anniversaries of the closing date, and (iv) a $14.5 million non-controlling interest in Four20 related to the 45% ownership held by the selling shareholders. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with a release of 50% of SVS from such restrictions at each of the first and second anniversaries of the closing date. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting. The Company has incurred and expensed $1.0 million of transaction costs related to the acquisition of Four20.

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The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Four20 acquisition, total unaudited pro forma revenue was $6.8 million and net loss was immaterial for the nine months ended September 30, 2022.

Revenue and net income from Four20 included in the consolidated statements of profits and losses for the nine months ended September 30, 2022 was $0.6 million and $0.2 million, respectively.

2021 acquisitions

EMMAC Life Sciences Limited

On April 7, 2021, Curaleaf International completed the acquisition of EMMAC Life Sciences Limited (the “EMMAC Transaction”), in order to establish the Company’s presence and position the Company for continued growth in the European cannabis market. Base consideration for the EMMAC Transaction consisted of (i) approximately $45.2 million in cash, (ii) the issuance of 15,714,390 SVS to benefit the former holders of ordinary shares of EMMAC with a fair value, based on a third party valuation that takes into account transfer restrictions and the time value of money, of approximately $178.6 million and (iii) 706,105 SVS to be held in escrow in accordance with the terms of the share purchase agreement with a fair value of approximately $7.4 million. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 5% of SVS from such restrictions at closing, and subsequent release of 5% of SVS from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction.

Additional consideration may become payable based upon the successful achievement of certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the U.K. and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022. The total contingent consideration related to the EMMAC Transaction had a fair value of $27.2 million as of the acquisition date. As of June 30, 2022, the Company determined that the earn-out criteria for the potential payout related to dry flower production at the Terra Verde cultivation facilities would not be met, and as a result the Company recorded a gain of $5.5 million within “Other income (expense)” within the Condensed Interim Consolidated Statements of Profits and Losses and Other Comprehensive Loss.

The Company also assumed a contingent consideration liability related to the EMMAC acquisition of Terra Verde in 2020, which had a fair value of $9.2 million and was subsequently paid out during the three months ended March 31, 2022. After working capital adjustments at closing, the total consideration for EMMAC was $267.6 million. Aggregate measurement period adjustments to the initial purchase price allocation reported and translated as of June 30, 2021 resulted in a decrease to accounts receivable, net of $15.9 million, an increase to prepaid expenses and other current assets of $0.5 million, an increase to inventory of $2.8 million, a decrease to biological assets of $3.5 million, an increase to other assets of $8.7 million, an increase to licenses of $1.3 million, a decrease to tradenames of $1.2 million, an increase to know-how of $0.1 million, a decrease to goodwill of $28.5 million, a decrease to deferred tax liabilities of $22.3 million, and a decrease to liabilities assumed of $13.5 million.

Maryland Compassionate Care and Wellness, LLC

Through its acquisition of Grassroots in 2020, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Total consideration paid for MCCW was $132.2 million of the total Grassroots consideration that had been allocated as prepaid acquisition consideration.

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Ohio Grown Therapies, LLC

In May 2019, the Company entered into an agreement granting it an option to acquire the Ohio Grown Therapies, LLC (“OGT”) license for $20 million in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5 million cash in May 2019, $7.5 million in cash in July 2020, and the final $7.5 million in cash in July 2021 at closing. Upon closing, the full $20 million related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangible assets, net. The Company incurred and expensed transaction costs of approximately $0.1 million.

Los Sueños Farms, LLC and its related entities

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms, LLC and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, the Company owns three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños’ outdoor cultivation expertise.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Los Sueños was comprised of (i) approximately $20.6 million payable in cash, (ii) the cash payoff of two notes in the aggregate amount of $9.4 million and (iii) the issuance of 2,539,474 SVS to the former owners of Los Sueños having a fair value, based on a third- party valuation taking into account transfer restrictions and the time value of money, of approximately $23.5 million. The portion of the consideration paid through the issuance of SVS was subject to a regulatory “hold period” and is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 20% of the SVS from such restrictions upon closing, and subsequent releases of 5% of the SVS from such restrictions at the end of each calendar quarter following closing. Additional consideration may become payable by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses. The aggregate contingent consideration related to Los Sueños has a fair value of $2.7 million. During the measurement period, the Company reclassified $2.7 million of the contingent consideration from liabilities to equity. During the first quarter of 2022, the Company issued 331,900 SVS to the former owners of Los Sueños for the successful obtainment of enhanced tiered licensing. During the third quarter of 2022, the Company determined that the 2022 cash flow targets would not be met, and as a result the Company recorded an immaterial gain within “Other income (expense)” within the Condensed Interim Consolidated Statements of Profits and Losses and Other Comprehensive Loss. During the period ended September 30, 2022, the Company has recorded aggregate measurement period adjustments to the purchase price allocation reported as of December 31, 2021 resulting in an increase to cash of $0.1 million, an increase to accounts receivable, net in the amount of $0.2 million, a decrease to inventory in the amount of $0.8 million, an increase to goodwill in the amount of $3.0 million, an increase to deferred tax liabilities of $2.9 million and a decrease to liabilities assumed of $0.3 million.

The Company incurred and expensed transaction costs of approximately $0.5 million related to the Los Sueños acquisition.

Pending acquisition

The following acquisition was completed subsequent to September 30, 2022. The Company has concluded that it does not control the operations of the acquiree as of September 30, 2022 in accordance with IFRS 10, and accordingly, the results of the following entities are not included in the Interim Financial Statements:

Tryke Companies

On October 4, 2022, the Company completed its acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator.

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The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Upon closing of the acquisition, the Company now owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Tryke was comprised of (i) approximately $19.2 million in cash at closing, (ii) $75 million in cash to be paid in three equal installments on the first, second, and third anniversaries of the closing of the transaction, (iii) the issuance of 2.7 million SVS to the former owners of Tryke, (iv) 16.5 million SVS to be paid in three equal installments on the first, second, and third anniversaries of closing, and (v) contingent consideration of up to 1 million SVS which may be paid in 2023 based on the business of Tryke exceeding certain future EBITDA targets. The acquisition remains subject to post-closing adjustments, and the Company is in the process of finalizing purchase price accounting.

Note 5 – Inventories

Inventories consist of the following:

	As of
	September 30, 2021	December 31, 2021
Raw materials
Cannabis	$63,663	$77,694
Non-Cannabis	24,304	20,104
Total raw materials	87,967	97,798

Work-in-process	129,374	91,001
Finished goods	85,778	71,195
Fair value adjustment to inventory related to biological assets	137,999	133,311
Transferred to assets held for sale	(3,104)	(2,110)
Inventories, net	$438,014	$391,195

During the three and nine months ended September 30, 2022, the Company recognized cost of goods sold of $295.6 million and $844.1 million, respectively, of which $174.9 million and $494.8 million, respectively, were included in costs before the impact of biological assets adjustments. Non-cash expenses related to the realized change in fair value of inventory sold for the three and nine months ended September 30, 2022 were $120.7 million and $349.3 million, respectively.

Note 6 – Biological assets

Changes in the carrying amount of biological assets are as follows:

Balance at December 31, 2021	$78,600
Unrealized fair value gain on growth of biological assets	353,802
Increase in biological assets due to capitalized costs	91,430
Transferred to inventories upon harvest	(441,745)
Change in assets held for sale	(1,047)
Foreign Currency Exchange Differences	(75)
Balance at September 30, 2022	$80,965

Biological assets consist of actively growing cannabis plants to be harvested as agricultural produce.

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of September 30, 2022 and December 31, 2021, it was expected that the Company’s biological assets would yield 27,594,889 and 26,076,583 grams of cannabis when harvested, respectively. See Note 21 – Fair value measurements and financial risk management, for the inputs and sensitivity analysis for the fair value of the biological assets.

Note 7 – Assets and liabilities held for sale

Changes in the carrying amount of assets and liabilities held for sale are as follows:

Assets held for sale	GR Entities	Eureka	PWO	Total
Balance at December 31, 2021	$77,351	$3,232	$—	$80,583
Transferred in/(out)	30,242	(217)	392	30,417
Total assets held for sale at September 30, 2022	$107,593	$3,015	$392	$111,000

Liabilities associated with assets held for sale	GR Entities	Eureka	PWO	Total
Balance at December 31, 2021	$18,468	$4	$—	$18,472
Transferred in/(out)	(2,720)	(263)	337	(2,646)
Total liabilities associated with assets held for sale at September 30, 2022	$15,748	$(259)	$337	$15,826

Former Grassroots Entities (“GR Entities”)

Through the acquisition of Grassroots, the Company has retained a transferrable right to acquire from former Grassroots affiliates companies that currently own three licensed Illinois medical dispensaries and nine adult use dispensaries (collectively, the “Illinois Assets”). The right to acquire the Illinois Assets may be exercised through the conversion of certain debt which the Company treats as intercompany debt. Therefore, there would not be any accounting expense to the Company should it exercise the right to acquire the Illinois Assets. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of Curaleaf’s rights to the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25 million of net proceeds shall be retained by the Company; (ii) the next $25 million of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50 million, and the other 50% shall be remitted to the Grassroots owners (the “Illinois Waterfall Payment”). Also pursuant to the Grassroots Merger Agreement, the former Grassroots owners have the right to demand that, in lieu of receipt of a portion of the Illinois Waterfall Payment, that Curaleaf pay to them either (a) $25 million in cash or (b) a number of SVS that have market value equal to $30 million (the “Illinois Exit Payment”). The former owners of Grassroots gave notice of their intention to exercise their option for the Illinois Exit Payment in the form of cash and SVS in the amount of $28.3 million on October 14, 2022. For the avoidance of doubt, Curaleaf now has the sole right to proceeds from the sale of the Illinois Assets. As of September 30, 2022, the Company grossed up a liability within “Other current liabilities” for the Illinois Exit Payment that will be due to the former owners of Grassroots, which was earlier recorded as a reduction (net) of held for sale assets.

On April 1, 2021, Curaleaf and the owners of the Illinois Assets signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (“Parallel”). Under the terms of the transaction, the purchase price for the Illinois Assets consisted of up to $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. The Company received a $10 million deposit from Parallel, which was refundable under limited circumstances. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets due to lack of financing, among other reasons, and declared its agreement to purchase the Illinois Assets terminated. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and on February 2, 2022 filed an arbitration against Parallel and certain principals of Parallel for breach of contract, fraudulent misrepresentation and other claims. As a result of the breach of contract, management determined that the $10 million deposit received from Parallel was no longer refundable as of June 30, 2022, and accordingly recognized a gain within “Other income” in the Condensed Interim Consolidated Statement of Profits and Losses and Other Comprehensive Loss.

During the first quarter of 2022, the Company signed a letter of intent to sell the Grassroots Vermont entities; PhytoScience Management Group, Inc., including Vermont Patients Alliance, LLC, PhytoScience Institute, LLC, and Nutraceutical Science Laboratories, LLC and accordingly has recorded the associated net assets of these entities as held for sale during the current period.

Additionally, the Company has been actively marketing certain rights and interests for certain real estate assets associated with the acquisition of Grassroots.

During the second quarter of 2022, the Company completed the sale of Grassroots Oklahoma which resulted in a gain of approximately $1 million. During the third quarter of 2022, the Company completed the sale of its rights in its licensed cannabis dispensary in Little Rock, Arkansas, which resulted in a gain of approximately $4.5 million.

Eureka

The Company signed a letter of intent to sell ECCA Investment Partners, LLC (“Eureka”) in August 2021, and subsequently signed a purchase agreement for such sale in February 2022. The purchase agreement includes cash consideration of $0.25 million and a note receivable of $2.75 million for total consideration of $3 million. The sales price of the entity was lower than the net assets; as such, an impairment, including amounts related to the value of the license intangible asset as well as fixed assets, was recorded to bring the net assets to the estimated fair market value at the time such assets were classified as held for sale. The final sale is awaiting completion due to a post-closing covenant which would transfer the Eureka license to the purchasers upon completion of such covenant.

Pueblo West Organics

The Company completed its acquisition of PWO during the third quarter of 2022 and immediately began actively marketing certain rights and interests for certain real estate assets associated with the acquisition. In accordance with IFRS 5, the Company classified the assets as held for sale and valued such assets at their fair market value less costs to sell as of the date of acquisition.

Note 8 – Notes receivable

Notes receivable consist of the following:

	As of
	September 30, 2022	December 31, 2021
Notes receivable TerrAscend	$—	$2,315
Notes receivable Sapphire Medical	—	842
Total notes receivable	$—	$3,157

Current portion of notes receivable	$—	$2,315
Long-term notes receivable	—	842
Total notes receivable	$—	$3,157

The consideration for the sale of HMS Health, LLC and HMS Processing, LLC to TerrAscend, included a $2.2 million interest bearing note. The note was paid in full in April 2022.

In August 2019, Rokshaw Limited, a subsidiary of Curaleaf International Limited, entered into a note receivable agreement with Sapphire Medical for the establishment of Sapphire Medical and providing on-going lending to Sapphire Medical’s franchisees which consisted of a revolving loan facility. The Company assumed this note in the EMMAC Transaction. The Company acquired Sapphire Medical during the first quarter of 2022, resulting in the loan eliminating in consolidation.

Note 9 – Property, plant and equipment, net

Property, plant and equipment, net and accumulated depreciation consist of the following:

	As of
	September 30, 2022	December 31, 2021
Land	$10,203	$7,494
Building and improvements	291,129	247,772
Furniture and fixtures	137,336	106,083
Information technology	4,975	4,406
Construction in progress	79,593	89,059
Transferred to assets held for sale	(12,412)	(12,501)
Total property, plant and equipment	510,824	442,313
Less: Accumulated depreciation	(92,634)	(62,593)
Property, plant and equipment, net	$418,190	$379,720

Changes in the carrying amount of property, plant and equipment, net and accumulated depreciation are as follows:

					Construction
		Building and	Furniture and	Information	in
	Land	Improvements	Fixtures	Technology	Progress	Total
As of December 31, 2021	$6,656	$206,702	$75,517	$2,304	$88,541	$379,720
Additions	2	42,975	26,925	692	43,750	114,344
Business acquisitions	55	5,513	2,684	9	195	8,456
Disposals, net	(109)	(21,160)	(733)	(71)	(28,744)	(50,817)
Transfers, net	2,823	20,421	950	4	(24,479)	(281)
Depreciation	—	(15,225)	(15,231)	(791)	—	(31,247)
Foreign Currency Exchange Differences	—	(362)	(791)	(29)	(200)	(1,382)
Change in Assets Held for Sale	(1,516)	(693)	(502)	—	2,108	(603)
Balance as of September 30, 2022	$7,911	$238,171	$88,819	$2,118	$81,171	$418,190

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Depreciation expense totaled $11.4 million and $31.3 million for the three and nine months ended September 30, 2022, respectively, of which $7.2 million and $20.3 million, respectively, were recognized as cost of goods sold. The remaining $4.2 million and $11.0 million, respectively, were recognized as a part of operating expenses in the consolidated statements of profits and losses for the three and nine months ended September 30, 2022.

Note 10 – Goodwill and intangible assets

Changes in the carrying amount of identifiable intangible assets are as follows:

			Change In		Foreign
	As of		Assets Held	Year-to-date	Currency	As of
	December 31, 2021	Acquisitions	for Sale	Amortization	Exchange	September 30, 2022
Licenses	$836,984	$237,402	$(2,744)	$(49,174)	$(33,215)	$989,253
Trade names	137,989	6,363	—	(12,265)	(1,810)	130,277
Service agreements	9,283	—	—	(312)	—	8,971
Intellectual property and know-how	2,516	—	—	(190)	32	2,358
Non-compete agreements	22,800	1,260	—	(3,605)	(197)	20,258
Customer list	436	—	—	(178)	—	258
Total intangible assets, net	$1,010,008	$245,025	$(2,744)	$(65,724)	$(35,190)	$1,151,375

Amortization of intangible assets was $21.8 million and $65.7 million, respectively, for the three and nine months ended September 30, 2022.

Changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2021	$605,496
Purchase price adjustments (Note 4)	5,457
Change in assets held for sale (Note 7)	(1,590)
Acquisitions (Note 4)	73,625
Foreign Currency Exchange Differences	(9,351)
Balance at September 30, 2022	$673,637

During the nine months ended September 30, 2022, the Company made measurement period adjustments to the Bloom, EMMAC Life Sciences Limited, and Los Sueños purchase price allocations, see further details in Note 4 – Acquisitions.

Note 11 – Notes payable

Notes payable consist of the following:

	As of
	September 30, 2022	December 31, 2021
Senior Secured Notes – 2026
Principal amount	$475,000	$475,000
Unamortized debt discount/Deferred financing	(42,438)	(47,547)
Net carrying amount	$432,562	$427,453

Bloom Notes – 2023
Principal amount	$50,000	$—
Unamortized debt discount	(448)	—
Net carrying amount	$49,552	$—

Bloom Notes – 2024
Principle Amount	$50,000	$—
Unamortized Debt Discount	(2,151)	—
Net carrying amount	$47,849	$—

Bloom Notes – 2025
Principle Amount	$60,000	$—
Unamortized Debt Discount	(7,888)	—
Net carrying amount	$52,112	$—

Seller note payable	$6,742	$6,858
Other notes payable	10,305	1,778
Total other notes payable	$17,047	$8,636

Current portion of notes payable	$1,940	$1,966
Long-term notes payable	597,182	434,123
Total notes payable	$599,122	$436,089

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which was paid on June 15, 2022.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

The Company recognized interest expense under the Senior Secured Notes – 2026 of $11.4 million and $33.5 million for the three and nine months ended September 30, 2022, respectively.

Bloom Notes

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.

All three notes may be prepaid without penalty.

The Company recognized interest expense under the Bloom Notes of $3.7 million and $10.0 million for the three and nine months ended September 30, 2022, respectively.

Seller note

At September 30, 2022, the Company had two seller notes outstanding in the amount of $6.7 million, which included the Phyto acquisition seller note in the amount of $1.8 million, inclusive of accrued interest, and a seller note related to the Scottsdale, AZ building purchase, due December 2036, in the amount of $4.9 million. The Scottsdale seller note bears interest at a rate of 5% per annum.

Other Notes

At September 30, 2022, the other notes primarily consist of a note outstanding issued by BHH in the amount of $7.5 million, due December 31, 2024. The note bears interest at a rate of 15% per annum and interest payments are due quarterly.

Future maturities

As of September 30, 2022, future principal payments due under notes payable were as follows:

Period	Amount
2022 (remaining three months)	$1,940
2023	50,000
2024	57,500
2025	60,000
2026	475,000
2027 and thereafter	7,607
Total future debt obligations	$652,047

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 20 – Fair value measurements and financial risk management.

Note 12 – Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of September 30, 2022 the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.

Issued

As of September 30, 2022 the Company had 93,970,705 MVS issued and outstanding, that were held indirectly by Boris Jordan, the Company’s Executive Chairman.

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of both September 30, 2022 and December 31, 2021, the MVS represent approximately 13.2%, respectively, of the total issued and outstanding shares and 69.6% in each quarter, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The dual-class structure will remain until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR under the Company’s profile at www.sedar.com for more information on the Amendment.

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316.8 million, before deducting the underwriters’ fees and estimated offering expense. The Company used the net proceeds of $240.6 million from the overnight marketed offering for working capital and general corporate purposes.

As of September 30, 2022 the Company had 616,744,419 SVS issued and outstanding. Holders of the SVS are entitled to one vote per share.

The Company had reserved 71,071,512 and 70,834,043 SVS, as of September 30, 2022 and December 31, 2021, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (“LTIP”) (see Note 13 – Share-based payment arrangements).

Treasury shares

There were no shares repurchased into treasury during the three and nine months ended September 30, 2022 and 2021.

Note 13 – Share-based payment arrangements

Stock option programs

The equity incentive plans in 2011 and 2015, respectively (together, the “2011 and 2015 Equity Incentive Plans”) provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the LTIP. The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

During the period ended December 31, 2021, management discovered an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding which existed during the period ended September 30, 2021 as well. See further details regarding such restatements at Note 22 – Restatement and restated September 30, 2021 amounts below.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	September 30,
	2022	2021
Fair value at grant date	$3.69	$9.89
Share price at grant date	$7.39	$13.98
Exercise price	$7.35	$15.38
Expected volatility	69.8%	76.5%
Expected life	5.42 years	6.10 years
Expected dividends	—%	—%
Risk-free interest rate (based on government bonds)	1.12%	1.02%

The expected volatility is estimated based on the historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

During the three and nine months ended September 30, 2022, the Company recorded share-based compensation in the amount of $6.4 million and $17.5 million, respectively, compared to $13.2 million and $36.5 million for the three and nine months ended September 30, 2021, respectively.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the LTIP were as follows:

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	2022	2022	2021	2021
Outstanding at January 1	23,578,470	$6.76	25,908,778	$4.14
Forfeited during the nine month period	(1,612,347)	13.26	(1,075,988)	7.66
Expired during the nine month period	(478,800)	4.66	(123,666)	7.52
Exercised during the nine month period	(763,303)	0.53	(5,220,499)	1.42
Granted during the nine month period	4,534,822	7.35	4,342,723	15.38
Outstanding at September 30	25,258,842	$6.68	23,831,348	$6.60
Options exercisable at September 30	18,641,477	$5.86	17,677,623	$4.68

Reconciliation of RSUs

The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2022	2021
Outstanding at January 1	2,876,413	2,452,338
Forfeited during the nine month period	(801,960)	(419,430)
Released during the nine month period	(1,219,514)	(889,491)
Granted during the nine month period	3,652,269	1,797,968
Outstanding at September 30	4,507,208	2,941,385
RSUs vested at September 30	—	—

Note 14 – Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Selling, general and administrative expenses:
Salaries and benefits	$56,267	$51,332	$170,846	$139,665
Sales and marketing	10,781	10,977	31,038	31,603
Rent and occupancy	7,856	6,556	22,071	20,357
Travel	3,194	2,634	8,251	5,261
Professional fees	5,731	12,460	23,968	26,980
Office supplies and services	6,836	7,014	19,596	21,624
Other	13,266	10,827	35,437	24,359
Total selling, general and administrative expense	$103,931	$101,800	$311,207	$269,849

Note 15 – Other income (expense), net

Other income (expense), net consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gain (loss) on disposal of assets	$878	$(5,621)	$2,479	$(5,555)
Loss on foreign currency exchange	—	(514)	—	(570)
Gain (loss) on investment	148	(2,315)	15,000	(167)
Impairment of intangible assets	—	(5,672)	—	(5,672)
Other income, net	1,190	221	4,762	782
Other income (expense), net	$2,216	$(13,901)	$22,241	$(11,182)

Note 16 – Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
		(As Restated)		(As Restated)
Numerator:
Net loss	$(54,695)	$(56,887)	$(104,671)	$(79,076)
Less: Net loss attributable to redeemable non-controlling interest	(3,220)	(2,363)	(4,875)	(4,887)
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(51,475)	$(54,524)	$(99,796)	$(74,189)
Denominator:
Weighted average SVS outstanding — basic and diluted	709,638,533	703,545,262	709,802,875	695,830,455
Loss per share — basic and diluted	$(0.07)	$(0.08)	$(0.14)	$(0.11)

The Company’s potentially dilutive securities, which include stock options to purchase shares of the Company, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Nine months ended September 30,
	2022	2021
Options to purchase SVS	25,258,842	23,831,348

During the period ended December 31, 2021, management discovered an error related to Select purchase price accounting, which resulted in a change in the EPS calculation for the nine month period ended September 30, 2021. See further details regarding such restatement at Note 22 – Restatement.

Note 17 – Segment reporting

The Company operates in one segment; the cultivation, production, and sale of cannabis via retail and wholesale channels. As of and during the year ended December 31, 2021, the Company operated in two segments; Cannabis and Non-Cannabis. During the period ended March 31, 2022, the Company reevaluated the Company’s operating structure and determined that the Non-Cannabis segment is no longer a relevant or material portion of the Company’s business. For comparability purposes, total segment metrics in the prior year disclosures should be considered to be representative of the Company’s one segment presentation in the current period.

Note 18 – Commitments and contingencies

Leases

The Company leases its facilities under operating leases that provide for the payment of real estate taxes and other operating costs in addition to normal rent.

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and is at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of-use assets (“ROU assets”) and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three and nine months ended September 30, 2022 and 2021 were immaterial.

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements relating to the right-of-use lease asset balances are presented below:

Carrying amount, December 31, 2021	$285,111
ROU assets acquired (Note 4)	17,733
Additions to leased assets	83,344
Depreciation charges	(30,624)
Changes in assets held for sale	1,088
Carrying amount, September 30, 2022	$356,652

At September 30, 2022, approximate future minimum payments due under non-cancelable operating leases were as follows:

Period	Scheduled payments
2022 (remaining three months)	$17,415
2023	69,563
2024	67,269
2025	65,671
2026	63,987
2027 and thereafter	506,131
Total undiscounted lease liability	790,036
Impact of discount	(364,747)
Lease liability at September 30, 2022	425,289
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(739)
Less current portion of lease liability	(24,153)
Long-term portion of lease liability	$400,397

The total interest expense on lease liabilities for the three and nine months ended September 30, 2022 was $11.1 million and $31.1 million, respectively, compared to $9.5 million and $27.4 million for the three and nine months ended September 30, 2021, respectively.

The total depreciation expense on ROU assets for the three and nine months ended September 30, 2022 was $10.8 million and $30.6 million, respectively, of which $5.4 million and $14.5 million, respectively, was included in cost of goods sold.

The total depreciation expense on ROU assets for the three and nine months ended September 30, 2021 was $8.8 million and $24.8 million, respectively, of which $4.3 million and $12.5 million, respectively, was included in cost of goods sold.

The total cash outflow for lease liability payments for the three and nine months ended September 30, 2022 was $11.9 million and $41.2 million, respectively, compared to $15.1 million and $40.2 million for the three and nine months ended September 30, 2021, respectively.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Interim Financial Statements.

Litigation

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Among other legal disputes, the Company is currently, or was, involved in the following proceedings relating to material disputes:

Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which would dismiss without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. This stipulation is awaiting signature by the judge, after which the case will be dismissed as against those third-party defendants (including the claims for indemnification and all other claims), and they will no longer be parties to this litigation.

Connecticut Arbitration. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The Company expects the arbitrator to issue a final award of the costs to be paid by the DRH plaintiffs to Curaleaf in the fourth quarter of 2022.

Securities Class Action. On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the U.S. District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the Defendants. The Amended Class Action Complaint alleges that the Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

Taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Interim Financial Statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company is currently in the Internal Revenue Service (the “IRS”) examination Appeals process for the tax years 2016, 2017, and 2018 and the Company’s subsidiary, Curaleaf North Shore, Inc. (formerly known as Alternative Therapies Group, Inc.) is in Tax Court related to an IRS examination for 2018. As of September 30, 2022, the Company recorded $7.5 million of unrecognized tax benefits and expects there is a reasonable possibility that $1.1 million of these unrecognized tax benefits may change within 12 months due to expirations of statute of limitations or audit settlements. As of September 30, 2022, the Company also accrued interest and penalties of $1.9 million for its uncertain tax positions. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

The IRS has proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E of the Internal Revenue Code (“Section 280E”), however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company's Interim Financial Statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 19 – Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The EMMAC Transaction (see Note 4 – Acquisitions) constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures Management, LLC, an investment management company controlled by Boris Jordan, the Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”), having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a controlling interest in Measure 8 Management, LLC. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which were independent members of the Board of Directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee received a fairness opinion from the independent investment bank, Eight Capital, to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction was fair, from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

The Company incurred the following transactions with related parties during the three and nine months ended September 30, 2022 and 2021.

	Related party transactions
	Three months ended September 30,		Nine months ended September 30,		Balance receivable (payable) as of
Transaction	2022	2021	2022	2021	September 30, 2022	December 31, 2021
Consulting fees (1)	$272	$92	$967	$548	$—	$—
Travel and reimbursement (2)	23	—	346	1,277	—	—
Rent expense reimbursement (3)	(42)	(42)	(126)	(96)	—	—
Equipment purchases (4)	—	1,300	—	2,726	—	—
Senior Secured Notes - 2026 (5)	239	—	705	—	(10,000)	(10,000)
Promissory Note - 2024 (5)	—	332	—	986	—	—
	$492	$1,682	$1,892	$5,441	$(10,000)	$(10,000)

(1)	Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were immaterial and $0.6 million for the three and nine months ended September 30, 2022 and were immaterial and $0.3 million for the three and nine months ended September 30, 2021, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.2 million and $0.4 million for the three and nine months ended September 30, 2022 and were immaterial and $0.3 million for the three and nine months ended September 30, 2021, respectively.
(2)	Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(3)	The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.
(4)	The Company purchased hemp processing equipment from Sentia Wellness. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Cameron Forni, former Select President, have interests in Sentia Wellness.
(5)

Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For three and nine months ended September 30, 2021, the Company recognized interest expense under the Promissory Note - 2024. For the three and nine months ended September 30, 2022, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30,		Nine months ended September 30,
Key management personnel compensation	2022	2021	2022	2021
Short-term employee benefits	$1,193	$910	$5,958	$5,004
Other long-term benefits	10	9	33	30
Share-based payments	2,979	5,368	7,600	12,109
	$4,182	$6,287	$13,591	$17,143

Note 20 – Fair value measurements and financial risk management

The Company’s financial instruments consist of cash, and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the nine months ended September 30, 2022 and 2021.

	Fair value measurements as of September 30, 2022 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$80,965	$80,965
	$—	$—	$80,965	$80,965

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$85,520	$85,520
	$—	$—	$85,520	$85,520

	Fair value measurements as of December 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$78,600	$78,600
	$—	$—	$78,600	$78,600

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$110,134	$110,134
	$—	$—	$110,134	$110,134

Biological assets

The fair value of biological assets is categorized within Level 3 on the fair value hierarchy. The Company measures its biological assets at fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants that are actively growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing. The estimates used in determining the fair value of biological assets are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The significant assumptions used in determining the fair value of biological assets include:

●	Expected yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

●	Wastage of plants – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

●	Duration of the production cycle – represents the weighted average number of weeks out of the 12-week growing cycle that biological assets have reached as of the measurement date;

●	Percentage of costs incurred as of this date compared to the total costs expected to be incurred – this is calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labor related to further production, labeling, and packaging;

●	Percentage of costs incurred for each stage of plant growth – represents the direct and indirect production costs incurred that are capitalized; and

●	Market values – this is calculated as the current market price per gram in the market in which the biological asset is being produced. This is expected to approximate future selling price.

The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 12-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value. All plants are to be harvested cannabis and as of September 30, 2022 and December 31, 2021, on average, were 61% and 57% complete respectively. An increase or decrease in the estimated sale price would result in a significant change in the fair value of biological assets.

The following table highlights the sensitivities and impact of changes in significant assumptions to the fair value of biological assets:

	Sensitivity Inputs ('000s)			(+/-) Impact on Fair Value ('000s)
Significant inputs & assumptions	September 30, 2022	December 31, 2021	Sensitivity	September 30, 2022	December 31, 2021
Total completed grams	16,691	14,900	(+/-) 10% grams yield	$6,310	$6,407
Average cost per gram to complete production	$1.07	$0.97	(+/-) $1.00 per gram	$16,691	$14,900
Average selling price per gram, less cost	$3.78	$4.30	(+/-) $1.00 per gram	$33,381	$29,800

Curaleaf International put/call rights

On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International. Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

The Curaleaf International put/call rights represent a financial liability that is recorded at the present value of the redemption amount, with subsequent changes in fair value recognized in redeemable NCI within equity. The redemption amount of the puttable option approximates the contribution amount by the strategic investor and represents a level 3 financial instrument, that is valued at each reporting period utilizing a Monte Carlo simulation valuation model. The fair value determination includes a high degree of subjectivity and judgement, which results in significant estimation uncertainty. As of September 30, 2022, the Curaleaf International put/call rights represent a financial liability of $38.9 million, with the offset being recognized separately in redeemable non-controlling interest within equity.

In connection with the acquisition of Four20, the selling shareholders and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date. The Four20 put/call rights represent a financial liability that is recorded at the present value of the redemption amount, with subsequent changes in the fair value recognized in redeemable NCI within equity. The redemption amount of the puttable option approximates the minority interest held by the selling shareholders and represents a level 3 financial instrument, that is valued at each reporting period utilizing a Monte Carlo simulation valuation model. The fair value determination includes a high degree of subjectivity and judgment, which results in significant estimation uncertainty. As of September 30, 2022 the Four20 put/call right represent a financial liability of $19.3 million, with the offset being recognized separately in redeemable non-controlling interest within equity.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at September 30, 2022 and 2021 is the carrying amount of cash and cash equivalents, accounts receivable, and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of a provision for estimated credit losses, estimated by the Company’s management based on specific review of customer accounts, historical collection experience, and its assessment of the current and future economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting for expected credit losses when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which was on June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.

In addition to the commitments outlined in Note 11 – Notes payable and Note 18 – Commitments and contingencies, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the period ended September 30, 2022:
Accounts payable	$78,739	$—	$78,739
Accrued expenses	95,341	—	95,341
Other current liabilities	30,168	—	30,168
Non-controlling interest redemption liability	—	58,239	58,239
Contingent consideration liability	23,482	3,799	27,281
Other long-term liability	—	9,891	9,891
	$227,730	$71,929	$299,659

	< 1 Year	1 to 3 Years	Total
For the period ended December 31, 2021:
Accounts payable	$26,751	$—	$26,751
Accrued expenses	87,583	—	87,583
Other current liabilities	12,171	—	12,171
Non-controlling interest redemption liability	—	72,140	72,140
Contingent consideration liability	9,155	28,839	37,994
Other long-term liability	—	5,876	5,876
	$135,660	$106,855	$242,515

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 – Basis of presentation, COVID-19 estimation uncertainty.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of September 30, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 21– Non-controlling interest

The following table presents the Company’s investment in Curaleaf International as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
Investment in Curaleaf International	$184,346	$184,346

The following table presents the current and non-current assets, current and non-current liabilities, as well as revenues and net loss of the Company’s investment in Curaleaf International as of and for the nine months ended September 30, 2022:

	September 30, 2022	September 30, 2021
Current assets	$23,731	$77,882
Non-current assets	$309,929	$304,738
Current liabilities	$30,540	$6,965
Non-current liabilities	$76,323	$79,637
Revenue	$22,938	$9,440
Net Loss	$(15,677)	$(15,483)

Curaleaf International holds an investment in Four20 valued at $13.4 million; the associated values of current assets, non-current assets, current liabilities, non-current liabilities, revenue, and net loss are included in the table above.

Note 22 – Restatement

Select Acquisition

During the period ended December 31, 2021, management discovered an error related to purchase accounting that was identified subsequent to the measurement period for the Select acquisition. The Company purchased Select for its brand recognition in order to position the Company for its next phase of growth in the wholesale and recreational cannabis markets. Management determined that the Company’s initial identification and measurement of licenses and service agreements as the primary intangible assets acquired was not reflective of the purpose of the acquisition, and therefore updated purchase accounting to reflect the Select tradename as the primary asset acquired. The restatement resulted in an overall decrease in the value of intangible assets identified, which in turn also resulted in a decrease in the related deferred tax liability and amortization expense. The reduction in the consideration transferred allocated to intangible assets and deferred tax liability resulted in a net increase to goodwill, while the decrease in amortization expense increased pre-tax book income which resulted in an increase in tax expense (see adjustments below). As the discovery was made outside of the acquisition measurement period, in accordance with IFRS 3, the Company considered this change as an error related to the allocation of purchase consideration, and retrospectively updated purchase accounting to identify, distinguish, and revalue the separately identifiable intangible assets acquired in accordance with IAS 38.

Adjustments have been retrospectively made to the comparative period for the three and nine months ended September 30, 2021. The financial statements for the periods as of and ended between March 31, 2020 and September 30, 2021 were not adjusted and refiled at the time of discovery of the error, rather the comparative period as of and for the year ended December 31, 2020 was corrected with the filing of the Annual Financial Statements for the period ending December 31, 2021 filed on March 7, 2022 and available under the Company’s profile at www.sedar.com. The comparative period as of and for the three and nine months ending September 30, 2021 has been corrected herein, and the three and six month periods ending March 31, 2021 and June 30, 2021, respectively, were corrected with the Interim Financial Statements for the periods such ended filed on May 7, 2022 and August 9, 2022, respectively, and are available under the Company’s profile at www.sedar.com.

The effects of the immaterial restatement on the Interim Financial Statements for the three and nine months ended September 30, 2021 are summarized below:

Consolidated Statement of Profits and Losses and Other Comprehensive Loss – 2021 Restatement

	Three months ended September 30,			Nine months ended September 30,
	2021	Adjustments	2021 (As Restated)	2021	Adjustments	2021 (As Restated)
Revenues:
Retail and wholesale revenues	$316,584	$—	$316,584	$887,961	$—	$887,961
Management fee income	541	—	541	1,689	—	1,689
Total revenues	317,125	—	317,125	889,650	—	889,650
Cost of goods sold	172,216	—	172,216	461,036	—	461,036
Gross profit before impact of biological assets	144,909	—	144,909	428,614	—	428,614
Realized fair value amounts included in inventory sold	(112,691)	—	(112,691)	(263,408)	—	(263,408)
Unrealized fair value gain on growth of biological assets	150,516	—	150,516	342,837	—	342,837
Gross profit	182,734	—	182,734	508,043	—	508,043
Operating expenses:
Selling, general and administrative	101,800	—	101,800	269,849	—	269,849
Share-based compensation	13,180	—	13,180	36,457	—	36,457
Depreciation and amortization	27,766	(2,393)	25,373	76,158	(7,179)	68,979
Total operating expenses	142,746	(2,393)	140,353	382,464	(7,179)	375,285
Income from operations	39,988	2,393	42,381	125,579	7,179	132,758
Other income (expense):
Interest income	129	—	129	495	—	495
Interest expense	(15,659)	—	(15,659)	(40,079)	—	(40,079)
Interest expense related to lease liabilities	(9,524)	—	(9,524)	(27,423)	—	(27,423)
Impairment of intangible assets	(5,672)	—	(5,672)	(5,672)	—	(5,672)
Other income	(8,229)	—	(8,229)	(5,510)	—	(5,510)
Total other expense	(38,955)	—	(38,955)	(78,189)	—	(78,189)
Income before provision for income taxes	1,033	2,393	3,426	47,390	7,179	54,569
Income tax expense	(60,313)	—	(60,313)	(133,645)	—	(133,645)
Net loss	(59,280)	2,393	(56,887)	(86,255)	7,179	(79,076)
Less: Net loss attributable to non-controlling interest	(2,363)	—	(2,363)	(4,887)	—	(4,887)
Net loss attributable to Curaleaf Holdings, Inc.	$(56,917)	$2,393	$(54,524)	$(81,368)	$7,179	$(74,189)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.08)	$—	$(0.08)	$(0.12)	$0.01	$(0.11)
Weighted average common shares outstanding – basic and diluted	703,545,262	—	703,545,262	695,830,455	—	695,830,455

Consolidated Statement of Cash Flows – 2021 Restatement

	Nine months ended September 30,
	2021	Adjustments	2021 (As Restated)
Cash flows from operating activities:
Net loss	$(86,255)	$7,179	$(79,076)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	102,336	(7,179)	95,157
Share-based compensation	36,457	—	36,457
Non-cash interest expense	32,872	—	32,872
Unrealized gain on changes in fair value of biological assets	(342,837)	—	(342,837)
Realized fair value amounts included in inventory sold	263,408	—	263,408
Gain on investment	6,685	—	6,685
(Gain)/loss on investment	—	—	—
(Gain)/loss on sale of property, plant and equipment	583	—	583
Deferred taxes	(1,824)	—	(1,824)
Changes in operating assets and liabilities:
Accounts receivable	(2,283)	—	(2,283)
Biological assets	50,309	—	50,309
Inventories	(141,433)	—	(141,433)
Prepaid expenses and other current assets	(15,022)	—	(15,022)
Other assets	4,408	—	4,408
Accounts payable	(1,895)	—	(1,895)
Income taxes payable	51,769	—	51,769
Accrued expenses	15,277	—	15,277
Net cash used in operating activities	(27,445)	—	(27,445)
Cash flows from investing activities:
Purchases of property and equipment	(117,361)	—	(117,361)
Proceeds from sale of entity	29,828	—	29,828
Payments made on completion on acquisitions	(7,800)	—	(7,800)
Cash acquired from acquisitions	12,879	—	12,879
Amounts advanced for notes receivable	1,587	—	1,587
Net cash used in investing activities	(80,867)	—	(80,867)
Cash flows from financing activities:
Cash received from financing agreement	57,196	—	57,196
Proceeds from sale leaseback	23,153	—	23,153
Debt Issuance Costs	(681)	—	(681)
Minority buyouts	(1,190)	—	(1,190)
Lease liability payments	(40,197)	—	(40,197)
Proceeds from minority interest investment in Curaleaf International	84,795	—	84,795
Cash received in private placement	—	—	—
Principal payments on notes payable	(6,085)	—	(6,085)
Acquisition escrow shares returned and retired	(7,730)	—	(7,730)
Exercise of stock options	4,061	—	4,061
Issuance of common shares, net of issuance costs	240,572	—	240,572
Net cash provided by financing activities	353,894	—	353,894
Net change in cash	245,582	—	245,582
Cash at beginning of period	73,542	—	73,542
Effect of exchange rate on cash	(1,935)	—	(1,935)
Cash at end of period	$317,189	$—	$317,189

Number of Share Options & RSUs

Management determined that prior period financial statements needed to be restated to correct an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of September 30, 2021 and December 31, 2021.

Adjustments have been retrospectively made to the comparative period as of and for the nine months ended September 30, 2021, to reflect mandatory disclosures associated with the reconciliation of share options and RSUs. Refer to Note 13 – Share-based payment arrangements of these Interim Financial Statements for disclosures that reflect these adjustments. The correction of this error did not result in any changes to the Company’s consolidated statements of financial position, consolidated statements of profits and losses and other comprehensive loss, or consolidated statements of cash flows.

Note 23 – Subsequent events

See Note 4 - Acquisitions for information regarding the Tryke acquisition and Note 7- Assets and liabilities held for sale for information regarding the exercise of the option for the Illinois Exit Payment by the former owners of Grassroots, which were both completed after September 30, 2022.